UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sigma Designs, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

826565103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thinh Q. Tran

President and Chief Executive Officer

Sigma Designs, Inc.

1221 California Circle

Milpitas, California 95035

(408) 262-9003

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Greg L. Pickrell, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4545	Justin D. Hovey, Esq. Pillsbury Winthrop Shaw Pittman LLP P.O. Box 7880 San Francisco, California 94120 (415) 983-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated offer to amend the exercise price of certain outstanding stock options (the “Offer”) by Sigma Designs, Inc. (“Sigma”). The Offer is described in an email sent on April 20, 2007 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to certain non-executive employees of Sigma holding options that would be eligible to participate in the Offer. The email is attached to this filing as Exhibit 99.1. The Offer is also generally described in Sigma’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2007. The Form 10-K is attached to this filing as Exhibit 99.2.

The information contained in this filing, the email referenced above and the Form 10-K do not constitute an offer to amend, or a solicitation of an offer to amend, eligible options. If Sigma subsequently determines to proceed with the Offer, the Offer will only be made through an offer to amend and related materials. The offer to amend and related materials will be distributed to all eligible employees on the commencement date of the Offer. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from Sigma following such time that such documents become available. All eligible employees are advised to read these materials if and when they become available, as they will contain important information to help employees decide whether or not to accept the Offer.

Item 12.	Exhibits.

Exhibit No.	Description
99.1	Email sent on April 20, 2007 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to certain non-executive employees of Sigma.

99.2	Sigma’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007 (incorporated herein by reference).